EXHIBIT (12)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Years Ended June 30
	2009	2008	2007	2006	2005

EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$15,372	$15,674	$14,299	$12,087	$9,512

Fixed charges (excluding capitalized interest)	1,567	1,604	1,428	1,242	924

TOTAL EARNINGS, AS DEFINED	$16,939	$17,278	$15,727	$13,329	$10,436

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$1,431	$1,546	$1,374	$1,153	$869
1/3 of rental expense	177	137	124	122	90

TOTAL FIXED CHARGES, AS DEFINED	$1,608	$1,683	$1,498	$1,275	$959

RATIO OF EARNINGS TO FIXED CHARGES	10.5x	10.3x	10.5x	10.5x	10.9x